OCEANAUT, INC.
17th Km National Road Athens-Lamia & Finikos Street
145 64 Nea Kifisia
Athens, Greece

To the Shareholders of Oceanaut, Inc.:

You are cordially invited to attend a special meeting of the shareholders of Oceanaut, Inc. (“Oceanaut” or the “Company”) to be held on April 6, 2009. At this meeting, you will be asked to approve the dissolution and plan of liquidation of Oceanaut (“Plan of Liquidation”), as contemplated by its amended and restated articles of incorporation, since the Board of Directors of Oceanaut has determined that Oceanaut will not be able to complete a business combination within the time period required for it to do so. Upon dissolution, Oceanaut will, pursuant to the Plan of Liquidation, discharge its liabilities, wind up its affairs and distribute to its public shareholders the proceeds of the Company’s trust account as contemplated by its charter and its prospectus relating to its initial public offering, or IPO.

This meeting is particularly significant in that shareholders must approve the Company’s dissolution and Plan of Liquidation for Oceanaut to be authorized to distribute the trust account proceeds to its shareholders. It is important that your shares are voted at this special meeting.

As you may be aware, Oceanaut was incorporated in the Republic of the Marshall Islands on May 3, 2006, as a blank check company for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry, whose fair market value is at least equal to 80% of Oceanaut’s net assets (excluding deferred underwriting discounts and commissions) at the time of such acquisition. A registration statement for Oceanaut’s initial public offering was declared effective on March 1, 2007. On March 6, 2007, Oceanaut consummated its initial public offering of 18,750,000 units. Each unit consists of one share of common stock and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from Oceanaut one share of its common stock at an exercise price of $6.00 per share. Oceanaut’s common stock and warrants started trading separately on April 4, 2007. Oceanaut’s net proceeds from the sale of its units in its IPO and the sale of its insider units and insider warrants in the private placement that occurred immediately prior to the closing of its IPO, or the private placement, were approximately $149.8 million. Of this amount, $149.1 million was deposited in trust (plus deferred underwriting fees of $4.5 million) to be used in connection with a business combination or to be returned to shareholders if a business combination was not completed within 18 months, or 24 months if a letter of intent, agreement in principle or definitive agreement was executed within the 18-month period.

In furtherance of its corporate purpose, on (i) October 12, 2007, Oceanaut entered into definitive agreements pursuant to which it had agreed to purchase, for an aggregate purchase price $700 million in cash, nine dry bulk vessels from companies associated with members of the Restis family and to issue 10,312,500 shares of its common stock, at a purchase price of $8.00 per share, in exchange for an aggregate investment by separate companies associated with members of the Restis family of $82,500,000; and (ii) August 25, 2008, the Company entered into definitive agreements pursuant to which it had agreed to purchase, for an aggregate purchase price of $352 million in cash, four dry bulk carriers. All such definitive agreements were subsequently terminated by mutual agreement of all parties. Oceanaut is now required to dissolve and liquidate as provided in its charter.

The Plan of Liquidation included in the enclosed proxy statement provides for the discharge of the Company’s liabilities and the winding up of its affairs, including distribution to holders of shares of Oceanaut common stock issued in its IPO of the principal and accumulated interest (net of applicable taxes) of the trust account as contemplated by its charter and its prospectus. Oceanaut’s pre-IPO shareholders, consisting of its officers and certain directors and Excel Maritime Carriers, Ltd., or Excel, Oceanaut’s corporate sponsor that purchased 1,125,000 insider units and 2,000,000 insider warrants in the private placement, have waived any rights to receiving distributions in Oceanaut’s liquidation, except with respect to 625,000 shares of common stock included in Excel’s 1,125,000 insider units.

Shareholder approval of the Company’s dissolution is required by Marshall Islands law, under which Oceanaut is organized. The affirmative vote of two-thirds of Oceanaut’s issued and outstanding common stock will be required to approve the dissolution and Plan of Liquidation. Your board of directors, which consists of Gabriel Panayotides, Kevin G. Oates, Yannis Tsamourgelis and Jesper Jarlbaek, has unanimously approved the

Company’s dissolution, deems it advisable and recommends you approve the dissolution and Plan of Liquidation. Oceanaut’s pre-IPO shareholders have advised the Company that they support the dissolution and will vote for it. The board of directors intends to set a record date to determine the public shareholders entitled to receive distributions under the Plan of Liquidation and to approve the Plan of Liquidation immediately following shareholder approval of the dissolution.

The Company’s assets currently outside of the trust account, even if the Company obtains a tax refund that it intends to apply for, may not exceed the Company’s liabilities, including potential liabilities to creditors who waived any claims against the trust account but who may assert claims as to any amounts outside of the trust account, and other contingent or unknown liabilities that may arise. The Company may use any assets outside of the trust account to pay costs incurred while the Company was pursuing business combinations. Accordingly, shareholders should not have any expectation of receiving any amounts other than the amounts currently in the trust account.

In addition, Excel has agreed that it will be liable to ensure that the proceeds in the trust account will not be reduced by the claims of various vendors that are owed money by the Company for services rendered or products sold to us, but only to the extent such vendors have not executed a valid and enforceable waiver of any rights or claims to the amount in the trust account. Excel has confirmed to Oceanaut that it expects to meet these obligations, and is currently negotiating with the Company’s creditors regarding satisfaction of its liabilities with the current cash that may become available outside of trust, which they expect to complete prior to the special meeting. If Excel fails to meet its obligations, and there is no other cash available to the Company at such time, public shareholders could be required under Marshall Islands law to return a portion of the distributions they receive pursuant to the Plan of Liquidation up to their pro rata share of the liabilities not so discharged, but not in excess of the total amounts received by them from the Company. Since the obligations of Excel are not collateralized or guaranteed, Oceanaut cannot assure you that it will perform its obligations, or that there will be any such cash available, or that shareholders would be able to enforce those obligations.

After careful consideration of all relevant factors, Oceanaut’s board of directors has unanimously determined that the Company’s dissolution is fair to, and in the best interests of, Oceanaut and its shareholders, has declared it advisable, and recommends that you vote or give instruction to vote “FOR” the dissolution and Plan of Liquidation.

The board of directors also recommends that you vote or give instruction to vote “FOR” adoption of the proposal to authorize Oceanaut’s board of directors or its Chairman, in their discretion, to adjourn or postpone the special meeting for further solicitation of proxies, if there are not sufficient votes at the originally scheduled time of the special meeting to approve the Company’s dissolution.

Enclosed is a notice of special meeting and proxy statement containing detailed information concerning the Plan of Liquidation and the meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, WE URGE YOU TO READ THIS MATERIAL CAREFULLY AND VOTE YOUR SHARES.

Sincerely,

Gabriel Panayotides
Chairman of the Board,
President and Chief Executive Officer

Dated: March 13, 2009

YOUR VOTE IS IMPORTANT.  WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING OR NOT, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE IN THE ENVELOPE PROVIDED.

OCEANAUT, INC.
17th Km National Road Athens-Lamia & Finikos Street
145 64 Nea Kifisia
Athens, Greece

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 6, 2009

To the Shareholders of Oceanaut, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Oceanaut, Inc., a Marshall Islands corporation, will be held at 10:00 a.m., Eastern time, on April 6, 2009, at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York, New York, for the sole purpose of considering and voting upon proposals to:

1. Approve the dissolution of the Company and the proposed Plan of Liquidation in the form of Annex A attached to the accompanying proxy statement; and

2. Authorize Oceanaut’s board of directors or its Chairman, in their discretion, to adjourn or postpone the special meeting for further solicitation of proxies, if there are not sufficient votes at the originally scheduled time of the special meeting to approve the foregoing proposal.

Under Marshall Islands law and Oceanaut’s bylaws, no other business may be transacted at the meeting.

The board of directors has fixed the close of business on February 27, 2009, as the date for determining Oceanaut shareholders entitled to receive notice of and vote at the special meeting and any adjournment thereof. Only holders of record of Oceanaut common stock on that date are entitled to have their votes counted at the special meeting or any adjournment. The record date is not the date that will be used to determine which public shareholders are entitled to receive distributions under the Plan of Liquidation. A list of shareholders entitled to vote at the meeting will be available for inspection at the offices of the Company and at the special meeting.

Your vote is important. Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the special meeting. If you are a shareholder of record, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank how to vote your shares, or you may cast your vote in person at the special meeting by presenting a proxy obtained from your brokerage firm or bank. YOUR FAILURE TO VOTE OR INSTRUCT YOUR BROKER OR BANK HOW TO VOTE WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE DISSOLUTION AND PLAN OF LIQUIDATION.

Oceanaut’s board of directors unanimously recommends that you vote “FOR” approval of each proposal.

By order of the board of directors,

Gabriel Panayotides
Chairman of the Board,
President and Chief Executive Officer

March 13, 2009

PROXY STATEMENT FOR SPECIAL MEETING OF
SHAREHOLDERS OF OCEANAUT, INC.
TO BE HELD ON APRIL 6, 2009

March 13, 2009

i

SUMMARY OF THE PLAN OF LIQUIDATION

At the special meeting, you will be asked to approve the dissolution and Plan of Liquidation of the Company, as contemplated by its amended and restated articles of incorporation.

The following describes briefly the material terms of the proposed dissolution and Plan of Liquidation of the Company. This information is provided to assist shareholders in reviewing this proxy statement and considering the proposed dissolution and Plan of Liquidation, but does not include all of the information contained elsewhere in this proxy statement and may not contain all of the information that is important to you. To understand fully the dissolution and Plan of Liquidation being submitted for shareholder approval, you should carefully read this proxy statement, including the accompanying copy of the Plan of Liquidation, attached as Annex A, in its entirety.

If the dissolution is approved, we will:

•	set a record date for determining the public shareholders entitled to receive distributions under the Plan of Liquidation;

•	file articles of dissolution with the Registrar of Corporations of the Republic of the Marshall Islands;

•	adopt a Plan of Liquidation, in or substantially in the form of Annex A attached to this proxy statement, by action of the board of directors in compliance with Marshall Islands law;

•	establish a contingency reserve for the satisfaction of any unknown or additional liabilities, consisting of the cash available outside of the trust at such time and the indemnification obligations of Excel Maritime Carriers Ltd., or Excel, provided to Oceanaut at the time of its IPO; and

•	pay or adequately provide for the payment of our liabilities, including (i) existing liabilities for taxes and to providers of professional and other services, (ii) expenses of the dissolution and liquidation, and (iii) our obligations to the Company’s public shareholders in accordance with the Company’s charter.

We expect to make a liquidating distribution to the Company’s public shareholders and Excel (but only with respect to 625,000 shares of common stock included in its 1,125,000 insider units) of the proceeds of the trust account as soon as practicable following the record date determined for such liquidating distributions and the filing of our Articles of Dissolution with the Registrar of Corporations of the Republic of the Marshall Islands after shareholder approval of the dissolution and liquidation and adoption of the Plan of Liquidation. The Company is currently negotiating with its creditors regarding the satisfaction of its other liabilities. It expects to accomplish this, concurrently with such initial liquidating distribution, with the cash available outside of trust, or to the extent necessary with the proceeds of payments made or arranged at no cost to the Company by Excel Maritime Carriers Ltd., or Excel, pursuant to its indemnification obligations provided at the time of the Company’s IPO to indemnify the Company against claims against the trust account by third party vendors or service providers, but only to the extent such vendors or service providers have not executed a valid and enforceable waiver of any rights or claims to the trust account. The Company does not anticipate that any creditor will make any claims with respect to amounts held in the trust account and, based on the actual funds available outside of the trust account, if any, the board of directors will determine the appropriate amount of cash to be held in reserve for potential claims or liabilities.

As a result of the Company’s liquidation, for U.S. federal income tax purposes, U.S. shareholders will recognize a gain or loss equal to the difference between (i) the amount of cash distributed to them generally, less any known liabilities assumed by the shareholder or to which the distributed property is subject, and (ii) their tax basis in shares of Company common stock. You should consult your tax advisor as to the tax effects of the Plan of Liquidation and the Company’s dissolution in your particular circumstances.

Dissenters’ appraisal rights are not available to our shareholders in connection with the dissolution and liquidation.

Under Marshall Islands law, if we distribute the trust account proceeds to shareholders but fail to pay or make adequate provision for our liabilities, and if Excel does not satisfy its indemnification obligations, each Oceanaut shareholder could be held liable for amounts owed to Company creditors to the extent of the shareholder’s pro rata share of the liabilities not so discharged, but not in excess of the total amount received by such shareholder.

Excel has informed the Company that it intends to honor its indemnification obligations, if necessary. If Excel fails to do so, and there is no other cash available to the Company at such time, under Marshall Islands law, public shareholders could be required to return a portion of the distributions they receive pursuant to the Plan of Liquidation up to their respective pro rata shares of the liabilities not so discharged, but not in excess of the total amounts received by them from the Company. Since Excel’s obligations are not collateralized or guaranteed, Oceanaut cannot assure you that Excel will perform its obligations, or that shareholders would be able to enforce those obligations.

If our shareholders do not vote to approve the Company’s dissolution and Plan of Liquidation, our board of directors will explore what, if any, alternatives are available for the future of the Company. The board of directors believes, however, there are no viable alternatives to the Company’s dissolution and liquidation pursuant to the Plan of Liquidation, and, indeed, the Company’s charter and the prospectus contemplated that the Company has no choice but to liquidate in these circumstances. Pursuant to the terms of our amended and restated articles of incorporation, our purpose and powers following the expiration of the permitted time periods for consummating a business combination will automatically be limited to acts and activities relating to dissolving and winding up our affairs, including liquidation. The board of directors has unanimously approved the Company’s dissolution and liquidation, deems it advisable and recommends that you approve it.

After dissolution, there will be no transfers of record of our common stock except by will, intestate succession or operation of law. We believe, however, that, after dissolution, any trades of shares of our common stock held in “street” name will be tracked and marked with a due bill by the Depository Trust Company.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains certain forward-looking statements, including statements concerning our expectations, beliefs, plans, objectives and assumptions about the value of the Company’s net assets, the anticipated liquidation value per share of our common stock, the ability of Excel to satisfy any indemnification obligations, the merits of the prevailing litigation against the Company, and the timing and amounts of any distributions of liquidation proceeds to shareholders. These statements are often, but not always, made through the use of words or phrases such as “believe,” “will likely result,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “projection” and “would.” The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and includes this statement for purposes of invoking those provisions. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the Company’s actual results, performance or achievements, or other subjects of such statements, to differ materially from its expectations regarding such matters expressed or implied by those statements. These factors include the risks that we may incur additional liabilities, that the amount required for the settlement of our liabilities could be higher than expected, and that we may not meet the anticipated timing for the dissolution and liquidation, as well as the other factors set forth under the caption “The Dissolution and Plan of Liquidation — Risk Factors to be Considered in Connection with the Company’s Dissolution and the Plan of Liquidation” and elsewhere in this proxy statement. All of such factors could reduce the amount available for, or affect the timing of, distribution to our shareholders, and could cause other actual outcomes to differ materially from those expressed in any forward-looking statements made in this proxy statement. You should therefore not place undue reliance on any such forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements contained in this proxy statement are reasonable, it cannot guarantee future events or results. Except as required by law, the Company undertakes no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur.

QUESTIONS AND ANSWERS ABOUT

THE SPECIAL MEETING AND THE PLAN OF LIQUIDATION

These questions and answers are only summaries of the matters they discuss. Please read this entire proxy statement.

Q.	What is being voted on?

A.	You are being asked to vote upon proposals to:

•	Approve the dissolution of the Company and the proposed Plan of Liquidation in the form of Annex A attached to this proxy statement; and

•	Authorize Oceanaut’s board of directors or its Chairman, in their discretion, to adjourn or postpone the special meeting for further solicitation of proxies, if there are not sufficient votes at the originally scheduled time of the special meeting to approve the foregoing proposal.

No other business may be transacted at the meeting.

Q.	Why is Oceanaut proposing dissolution and liquidation?

A.	As you may be aware, Oceanaut was incorporated in the Republic of the Marshall Islands on May 3, 2006, as a blank check company for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry, whose fair market value is at least equal to 80% of Oceanaut’s net assets (excluding deferred underwriting discounts and commissions) at the time of such acquisition (sometimes referred to in this proxy statement as a “business combination”). A registration statement for Oceanaut’s initial public offering was declared effective on March 1, 2007. On March 6, 2007, Oceanaut consummated its initial public offering of 18,750,000 units. Each unit consists of one share of common stock and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from Oceanaut one share of its common stock at an exercise price of $6.00 per share. Oceanaut’s common stock and warrants started trading separately on April 4, 2007. Oceanaut’s net proceeds from the sale of its units in its IPO and the sale of its insider units and insider warrants in the private placement that occurred immediately prior to the closing of its IPO, or the private placement, were approximately $149.8 million. Of this amount, $149.1 million was deposited in trust (plus deferred underwriting fees of $4.5 million) to be used in connection with a business combination or to be returned to shareholders if a business combination was not completed within 18 months, or 24 months if a letter of intent, agreement in principle or definitive agreement was executed within the 18-month period.

In furtherance of its corporate purpose, on (i) October 12, 2007, Oceanaut entered into definitive agreements pursuant to which it had agreed to purchase, for an aggregate purchase price $700 million in cash, nine dry bulk vessels from companies associated with members of the Restis family and to issue 10,312,500 shares of its common stock, at a purchase price of $8.00 per share, in exchange for an aggregate investment by separate companies associated with members of the Restis family of $82,500,000; and (ii) August 25, 2008, the Company entered into definitive agreements pursuant to which it had agreed to purchase, for an aggregate purchase price of $352 million in cash, four dry bulk carriers. All definitive agreements for both transactions were subsequently terminated by mutual agreement of all parties. Because Oceanaut was not able to consummate a business combination within the time period prescribed by its charter, it is now required to dissolve and liquidate its trust account, as provided in its charter.

The Plan of Liquidation included as Annex A to this proxy statement provides for the discharge of the Company’s liabilities and the winding up of its affairs, including distribution to holders of shares of Oceanaut common stock issued in its IPO of the principal and accumulated interest (net of applicable taxes) of the trust account as contemplated by its charter and its prospectus. Oceanaut’s pre-IPO shareholders, consisting of its officers and certain directors and Excel Maritime Carriers, Ltd., or Excel, Oceanaut’s corporate sponsor that purchased 1,125,000 insider units and 2,000,000 insider warrants in the private placement, have waived any rights to receiving distributions in Oceanaut’s liquidation, except with respect to 625,000 shares of common stock included in Excel’s 1,125,000 insider units.

Shareholder approval of the Company’s dissolution is required by Marshall Islands law, under which Oceanaut is organized. The affirmative vote of two-thirds of Oceanaut’s issued and outstanding common stock will be required to approve the dissolution and Plan of Liquidation. Your board of directors, consisting of Gabriel Panayotides, Kevin G. Oates, Yannis Tsamourgelis and Jesper Jarlbaek, has unanimously approved the Company’s dissolution, deems it advisable and recommends you approve the dissolution and Plan of Liquidation. The board of directors intends to approve the Plan of Liquidation immediately following shareholder approval of the dissolution and Plan of Liquidation.

Q.	How do the Oceanaut Insiders intend to vote their shares?

A.	Excel and the officers and directors who purchased an aggregate of 5,812,500 shares prior to the IPO have advised the Company that they support the dissolution and Plan of Liquidation and will vote for it and, if presented, the adjournment proposal.

Q.	What vote is required to adopt the proposals?

A.	Approval of the Company’s dissolution and Plan of Liquidation set forth in Proposal One requires the affirmative vote of holders of two-thirds of Oceanaut’s issued and outstanding common stock. Approval of Proposal Two (adjourning the special meeting, if necessary) requires the affirmative vote of holders of a majority of Oceanaut’s common stock present or represented by proxy at the special meeting and entitled to vote on the proposal.

Q.	Why should I vote for the proposals?

A.	The Plan of Liquidation provides for the distribution to holders of shares of Oceanaut’s common stock issued in its IPO and Excel (but only with respect to 625,000 shares of common stock included in its 1,125,000 insider units) of the principal and accumulated interest (net of applicable taxes) of the trust account as contemplated by the Company’s charter and its prospectus. Shareholder approval of the Company’s dissolution is required by Marshall Islands law, under which Oceanaut is organized. If the dissolution and Plan of Liquidation is not approved, Oceanaut will not be authorized to dissolve and liquidate, and will not be authorized to distribute the funds held in the trust account to holders of public shares and Excel (but only with respect to 625,000 shares of common stock included in its 1,125,000 insider units). Pursuant to the terms of its amended and restated articles of incorporation, Oceanaut’s purpose and powers following the expiration of the permitted time periods for consummating a business combination will automatically be limited to acts and activities relating to dissolving and winding up its affairs, including liquidation.

Q.	How much do I get if the dissolution and Plan of Liquidation is approved?

A.	If the dissolution and Plan of Liquidation is approved, we expect that each holder of public shares, who is a holder of record at such time on or about the date that the Articles of Dissolution is filed (and Excel, but only with respect to 625,000 shares of common stock included in its 1,125,000 insider units), will receive $7.93 of original principal of the trust account and approximately $0.34 of accumulated interest (as of February 27, 2009 and net of estimated applicable taxes), or a total of approximately $8.27, per share. The trust account contained an aggregate $160.1 million as of February 27, 2009. The amount of interest in the trust account (net of applicable taxes) available for distribution will be finally determined at the time of such distribution and based on actual funds available for distribution outside of the trust account, if any. The board of directors will also determine the appropriate amount of cash to be held in reserve for potential claims or liabilities.

However, we cannot assure you that the amount actually available for distribution will not be reduced, whether as a result of the claims of additional creditors or otherwise. See “Risk Factors to be Considered in Connection with the Company’s Dissolution and the Plan of Liquidation.”

Q.	What if I don’t want to vote for the dissolution and Plan of Liquidation?

A.	If you do not want the dissolution and Plan of Liquidation to be approved, you must abstain, not vote, or vote against it. You should be aware, however, that if the dissolution and Plan of Liquidation is not approved, Oceanaut will not be authorized to dissolve and liquidate and will not be authorized to distribute the funds held in the trust account. Whether or not you vote against it, if the dissolution and Plan of Liquidation is approved, all public shareholders, and Excel (but only with respect to 625,000 shares of common stock included in its 1,125,000 insider units), will be entitled to share ratably in the liquidation of the trust account.

Q.	What happens if the dissolution and Plan of Liquidation isn’t approved?

A.	If the dissolution and Plan of Liquidation is not approved, Oceanaut will not be authorized to dissolve and liquidate, and will not be authorized to distribute the funds held in the trust account. The Company is not authorized to conduct further business operations under its amended and restated articles of incorporation and will continue to seek shareholder approval for its dissolution. If sufficient votes to approve the dissolution and Plan of Liquidation are not available at the meeting, or if a quorum is not present in person or by proxy, the Company’s board of directors may seek to adjourn or postpone the meeting to continue to seek such approval.

Q.	If the dissolution and Plan of Liquidation is approved, what happens next?

A.	We will set a record date to determine the shareholders entitled to receive the distribution of the funds under the Plan of Liquidation and then file Articles of Dissolution with the Registrar of Corporations of the Republic of the Marshall Islands on or about such date; adopt the Plan of Liquidation by action of the board of directors; conclude our negotiations with creditors and pay or adequately provide for the payment of the Company’s liabilities; distribute the proceeds of the trust account to public shareholders and Excel (but only with respect to 625,000 shares of common stock included in its 1,125,000 insider units); and otherwise effectuate the Plan of Liquidation.

Q.	Do I need to hold my shares if the dissolution and Plan of Liquidation is approved in order to receive the distribution?

A.	Yes. As Oceanaut will only set the record date for determining which public shareholders are entitled to receive distributions immediately following the special meeting, you must be a shareholder on such record date in order to receive a distribution. The record date for participating and voting at the special meeting is different than the record date that will be used to determine who is entitled to receive distributions.

Q.	What happens to the warrants issued by Oceanaut if the dissolution and Plan of Distribution is approved?

A.	There will be no distribution from the trust account with respect to our warrants and all rights with respect to our warrants will effectively cease upon our liquidation.

Q.	How do I revoke my proxy and change my vote?

A.	If you give a proxy, you may revoke it or change your voting instructions at any time before it is exercised by:

•	delivering another proxy card with a later date;

•	notifying Oceanaut, Inc., 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece, +30-210-620-9520, Attn: Lefteris Papatrifon, in writing before the special meeting that you have revoked your proxy; or

•	attending the special meeting, revoking your proxy and voting in person.

Q.	If my shares are held in “street name,” will my broker automatically vote them for me?

A.	No. If your broker holds your shares in its name and you do not give the broker voting instructions, National Association of Securities Dealers, Inc. rules prohibit your broker from voting your shares on the dissolution and Plan of Liquidation proposal or the proposal to adjourn or postpone the special meeting to solicit additional proxies. This is known as a “broker non-vote.” Abstentions or broker non-votes will have the same effect as a vote against the dissolution and Plan of Liquidation proposal. Abstentions or broker non-votes will not be counted as votes for or against the proposal to authorize management to adjourn or postpone the special meeting, as the vote required to approve this discretionary authority is a majority of the shares present in person or by proxy and entitled to vote.

Q.	Who can help answer my questions?

A.	If you have questions about the proposals described herein or if you need additional copies of the proxy statement or the enclosed proxy card, you should contact Oceanaut, Inc., 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece, +30-210-620-9520, Attn: Lefteris Papatrifon

GENERAL INFORMATION ABOUT THE SPECIAL MEETING

Oceanaut is furnishing this proxy statement to its shareholders as part of the solicitation of proxies by the board of directors for use at the special meeting in connection with the proposed dissolution and liquidation of the Company. This proxy statement provides you with information you need to know to vote or instruct your vote to be cast at the special meeting.

Date, Time And Place.  We will hold the special meeting at 10:00 a.m., Eastern time, on April 6, 2009, at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, to vote on the proposals to approve the Company’s dissolution and Plan of Liquidation and the proposal to adjourn or postpone the meeting, if necessary, to solicit additional proxies.

Purpose.  At the special meeting, holders of Oceanaut’s common stock will be asked to approve the Company’s dissolution and Plan of Liquidation and the proposal to authorize the Company’s management to adjourn or postpone the meeting to solicit additional proxies, if necessary.

Oceanaut’s board of directors, consisting of Gabriel Panayotides, Kevin G. Oates, Yannis Tsamourgelis and Jesper Jarlbaek, has determined that the proposed dissolution and Plan of Liquidation is fair to, and in the best interests of, Oceanaut and its shareholders, approved and declared it advisable, and recommends that Oceanaut’s shareholders vote “FOR” the proposed dissolution and Plan of Liquidation.

The board of directors also recommends that you vote or give instruction to vote “FOR” adoption of the proposal to permit Oceanaut’s board of directors or its Chairman, in their discretion, to adjourn or postpone the special meeting for further solicitation of proxies, if there are not sufficient votes at the originally scheduled time of the special meeting to approve the foregoing proposal.

The special meeting has been called only to consider the approval of the proposed dissolution and Plan of Liquidation and management’s authority to adjourn or postpone the meeting, if necessary, to solicit additional proxies. No other business may be transacted at the special meeting.

Record Date; Who is Entitled to Vote.  The “record date” for the special meeting is February 27, 2009. Record holders of Oceanaut’s common stock at the close of business on the record date are entitled to vote or have their votes cast at the special meeting. On the record date, there were 24,562,500 issued and outstanding shares of Oceanaut common stock, of which 18,750,000 were issued in the Company’s IPO, or the public shares, and 5,812,500 were issued to Excel and the Company’s officers and certain directors before the IPO, and each of which entitles its holder to one vote per proposal at the special meeting. Oceanaut’s warrants do not have voting rights.

Our initial shareholders who acquired shares prior to the IPO have advised the Company that they will vote in favor of both of the proposals.

During the ten-day period before the special meeting, Oceanaut will keep a list of holders of record entitled to vote at the special meeting available for inspection during normal business hours at its offices in Athens, Greece, for any purpose germane to the special meeting. The list of shareholders will also be provided and kept at the location of the special meeting for the duration of the special meeting, and may be inspected by any shareholder who is present.

Quorum; Vote Required.  A majority of the issued and outstanding common stock of the Company, present in person or by proxy, will be required to constitute a quorum for the transaction of business at the special meeting, other than adjournment to seek a quorum. Approval of the Company’s dissolution and Plan of Liquidation will require the affirmative vote of holders of two-thirds of Oceanaut’s issued and outstanding common stock. Approval of the proposal for discretionary authority to adjourn or postpone the special meeting to solicit additional proxies, if presented, will require the affirmative vote of holders of a majority of Oceanaut’s common stock voting on the proposal.

ABSTAINING FROM VOTING OR NOT VOTING, EITHER IN PERSON OR BY PROXY OR BY VOTING INSTRUCTION, WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE DISSOLUTION AND PLAN OF LIQUIDATION PROPOSAL.

Voting Your Shares.  Each share of common stock that you own in your name entitles you to one vote per proposal. If you are the record holder of your shares, you must vote by signing and returning the enclosed proxy card. If your shares are held by your broker, there are three ways to vote your shares at the special meeting:

•	By signing and returning the enclosed proxy card. If you vote by proxy card, your “proxies,” whose names are listed on the proxy card, will vote your shares as you instruct on the card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted as recommended by Oceanaut’s board of directors “FOR” approval of the dissolution and Plan of Liquidation and the proposal to authorize management to adjourn or postpone the meeting to solicit additional proxies.

•	By telephone. If you hold your shares through a bank or brokerage house, you can vote this way by following the telephone voting instructions that are included with your proxy card. If you vote this way, you should not return the proxy card.

•	You can attend the special meeting and vote in person. We will give you a ballot at the meeting. However, if your shares are held in the name of your broker, bank or another nominee, you must present a proxy from the broker, bank or other nominee. That is the only way that we can be sure that the broker, bank or nominee has not already voted your shares.

Adjournment or Postponement.  If Proposal Two is approved at the special meeting, Oceanaut may adjourn or postpone the special meeting if necessary to solicit further proxies. In addition, Oceanaut may adjourn or postpone the special meeting as set forth in Oceanaut’s amended and restated articles of incorporation or bylaws or as otherwise permitted by law.

Questions About Voting.  If you have any questions about how to vote or direct a vote in respect of your Oceanaut common stock, you may call Lefteris Papatrifon, our Chief Financial Officer, at +30-210-620-9520. You may also want to consult your financial and other advisors about the vote.

Revoking Your Proxy and Changing Your Vote.  If you give a proxy, you may revoke it or change your voting instructions at any time before it is exercised by:

•	delivering another proxy card with a later date;

•	notifying Oceanaut, Inc., 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece, +30-210-620-9520, Attn: Lefteris Papatrifon, in writing before the special meeting that you have revoked your proxy; or

•	attending the special meeting, revoking your proxy and voting in person.

If your shares are held in “street name,” consult your broker for instructions on how to revoke your proxy or change your vote. If an executed proxy card is returned by a broker or bank holding shares that indicates that the broker or bank does not have discretionary authority to vote on the proposals, the shares will be considered present at the meeting for purposes of determining the presence of a quorum, but will not be considered to have been voted on the proposals. Your broker or bank will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker.

Broker Non-Votes.  If your broker holds your shares in its name and you do not give the broker voting instructions, National Association of Securities Dealers, Inc. rules prohibit your broker from voting your shares on the dissolution and Plan of Liquidation proposal or the proposal to adjourn or postpone the special meeting to solicit additional proxies. This is known as a “broker non-vote.” Abstentions or broker non-votes will have the same effect as a vote against the dissolution and Plan of Liquidation proposal. Abstentions or broker non-votes will not be counted as votes for or against the proposal to authorize management to adjourn or postpone the special meeting, as the vote required to approve this discretionary authority is a majority of the shares present in person or by proxy and entitled to vote.

No Dissenters’ Rights.  Our shareholders are not entitled to dissenters’ rights of appraisal in connection with the Company’s dissolution and liquidation.

Solicitation Costs.  Oceanaut is soliciting proxies on behalf of Oceanaut’s board of directors. This solicitation is being made by mail but also may be made in person or by telephone or other electronic means.

Oceanaut and its respective directors, officers and consultants may also solicit proxies in person or by mail, telephone or other electronic means. These persons will not be paid for doing this.

Oceanaut has not hired a firm to assist in the proxy solicitation process but may do so if it deems this assistance desirable. Oceanaut will pay all fees and expenses related to the retention of any proxy solicitation firm.

Oceanaut will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Oceanaut will reimburse them for their reasonable expenses.

Stock Ownership.  Information concerning the holdings of certain Oceanaut shareholders is set forth under “Security Ownership of Certain Beneficial Owners and Management.”

PROPOSAL 1 — THE DISSOLUTION AND PLAN OF LIQUIDATION

The board of directors is proposing the Company’s dissolution and Plan of Liquidation for approval by our shareholders at the special meeting. The board of directors has unanimously approved the Company’s dissolution, declared it advisable and directed that it be submitted for shareholder approval at the meeting. The board of directors has also approved the Plan of Liquidation and directed that it be submitted for shareholder approval, and the board of directors intends to re-approve it immediately following shareholder approval of the dissolution and Plan of Liquidation and the filing of Articles of Dissolution with the Registrar of Corporations of the Republic of the Marshall Islands. A copy of the Plan of Liquidation is attached as Annex A to this proxy statement, and you are encouraged to read it carefully.

After approval of the Company’s dissolution, we anticipate that our activities will be limited to actions we deem necessary or appropriate to accomplish the following:

•	filing Articles of Dissolution with the Registrar of Corporations of the Republic of the Marshall Islands and, thereafter, remaining in existence as a non-operating entity for three years, as required under Marshall Islands law;

•	adopting a Plan of Liquidation in or substantially in the form of Annex A attached to this proxy statement by action of the board of directors;

•	establishing a contingency reserve for the satisfaction of unknown or additional liabilities, which reserve shall consist of any cash available to us at such time and the indemnification obligations of Excel provided to Oceanaut at the time of its IPO and any cash that may be available to us at such time;

•	giving the trustee of the trust account notice to commence liquidating the investments constituting the trust account and turning over the proceeds to Oceanaut’s transfer agent for distribution according to the Plan of Liquidation;

•	as provided in the Plan of Liquidation, paying or adequately providing for the payment of our known liabilities, including (i) existing liabilities for taxes and to providers of professional and other services, (ii) expenses of the dissolution and liquidation, (iii) claims of vendors and (iv) our obligations to Oceanaut’s shareholders in accordance with Oceanaut’s charter;

•	if there are insufficient assets to satisfy our known and unknown liabilities, paying all such liabilities according to their priority and, among claims of equal priority, ratably to the extent of assets legally available therefor;

•	winding up our remaining business activities; and

•	making tax and other regulatory filings.

Following dissolution, although they do not expect to do so, our directors may, at any time, engage third parties to complete the liquidation pursuant to the Plan of Liquidation. In addition, although it does not anticipate that it will be necessary to do so since we currently do not have any material assets outside the trust account (indeed, we expect to have no funds outside the trust account after paying expenses), the board of directors, as required, will be authorized to establish a liquidating trust to complete the Company’s liquidation.

As of February 27, 2009, we had approximately $160.1 million in the trust account. In addition to the assets currently in the trust account, which are expected to be distributed to our public shareholders and Excel (but only with respect to 625,000 shares of common stock included in its 1,125,000 insider units) following a vote in favor of liquidation, such holders will also be entitled to share in any assets outside of the trust account after payment of the Company’s liabilities. The Company’s assets currently outside of the trust account, even if the Company obtains a tax refund that it intends to apply for, may not exceed the Company’s liabilities, including potential liabilities to creditors who waived any claims against the trust account but who may assert claims as to any amounts outside of the trust account, and other contingent or unknown liabilities that may arise. The Company may use any assets outside of the trust account to pay costs incurred while the Company was pursuing business combinations. Accordingly, shareholders should not have any expectation of receiving any amounts other than the amounts currently in the trust account.

We also anticipate incurring additional professional, legal and accounting fees in connection with the Company’s dissolution and liquidation. All cash for the payment of the foregoing, beyond any assets of the Company outside the trust account, will be provided by Excel, to the extent the liabilities represent liabilities for which Excel must indemnify us, or pursuant to arrangements they procure at no cost to the Company pursuant to their indemnification obligations.

The indemnification obligations of Excel provide that it will be liable to us to ensure that the proceeds in the trust account will not be reduced by the claims of various vendors that are owed money by Oceanaut for services rendered or products sold to us, but only to the extent such vendors have not executed valid and enforceable waivers of any rights or claims to the trust account.. Although Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Bowne & Co., Inc., Morrow & Co. LLC, Reeder & Simpson and Rothstein Kass & Co. have agreed to waive any rights to or claims against the proceeds held in the trust account, none of our other material vendors have executed such agreements.

Although Oceanaut is not aware of any liabilities that will not be covered by the indemnification agreements of Excel, or that could be satisfied by cash that may be available to the Company outside of the trust account, no assurance can be made that such liabilities will not arise in the future and the Company is unable to satisfy those liabilities through Excel’s indemnification obligations or cash that may be available to it at such time. If such liabilities were to arise in the future or actual liabilities exceed those anticipated, under Marshall Islands law, shareholders who receive distributions from Oceanaut pursuant to the Plan of Liquidation could be liable for their pro rata share of such liabilities, but not in excess of the liquidation amounts distributed to them.

OUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE DISSOLUTION AND PLAN OF LIQUIDATION OF THE COMPANY AND UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

RISK FACTORS TO BE CONSIDERED IN CONNECTION WITH
THE COMPANY’S DISSOLUTION AND THE PLAN OF LIQUIDATION

There are a number of factors that our shareholders should consider when deciding whether to vote to approve the Company’s dissolution and Plan of Liquidation, including the following:

We may not meet the anticipated timing for the dissolution and liquidation.

Promptly following the meeting, if our shareholders approve the Company’s dissolution and Plan of Liquidation, we intend to file Articles of Dissolution with the Registrar of Corporations of the Republic of the Marshall Islands and wind up our business promptly thereafter. We expect that the Company will make the liquidation distribution of the trust account proceeds to its shareholders as soon as practicable following the filing of our Articles of Dissolution with the Registrar of Corporations of the Republic of the Marshall Islands after approval of the dissolution by our shareholders. We do not expect that there will be any additional Company assets remaining for distribution to shareholders after payment, provision for payment or compromise of Oceanaut’s liabilities and obligations. There are a number of factors that could delay our anticipated timetable, including the following:

•	delays in the payment, or arrangement for payment or compromise, of remaining Company liabilities or obligations;

•	lawsuits or other claims asserted against us; and

•	unanticipated legal, regulatory or administrative requirements.

If our reserves for payments to creditors are inadequate, each shareholder may be liable for a pro rata portion of creditors’ claims up to the liquidation amount distributed to such shareholder by us.

Pursuant to Marshall Islands law, we will continue to exist for three years after the dissolution becomes effective for completion of our winding up. If we fail to provide adequately for all our liabilities, each of our shareholders could be liable for payment of such shareholder’s pro rata portion of creditors’ claims up to the amount distributed to such shareholder in the liquidation.

Claims may be made against the trust account, resulting in its impairment or delay in its distribution.

The Company currently has limited available funds outside the trust account with which to pay claims by our outside vendors and service providers. Although Excel has agreed that it will be liable to ensure that the proceeds in the trust account will not be reduced by the claims of various vendors that are owed money by Oceanaut for services rendered or products sold to us, but only to the extent such vendors have not executed a valid and enforceable waiver of any rights or claims to the trust account, outside vendors and service providers may make claims against us. This could reduce a shareholder’s distribution from the trust account, or delay shareholder distributions. We believe we have identified all of the Company’s liabilities, and do not expect the foregoing to occur.

If Excel does not perform its indemnification obligations, you may have difficulty enforcing such indemnification obligations.

As stated above, Excel will be liable to ensure that the proceeds in the trust account will not be reduced by (i) the claims of various vendors or other entities that are owed money by Oceanaut for services rendered or products sold to Oceanaut, but only to the extent such vendors have not executed a valid and enforceable waiver of any rights or claims to the trust account, or (ii) the claims of any prospective target businesses. Although we believe, based on representations made to us by Excel and our review of the financial statements contained in Excel’s most recent annual report filed on Form 20-F, that Excel is of substantial means, we cannot assure you that Excel will be able to meet its indemnification obligations. To the extent the indemnification obligations end up being substantially higher than Excel currently foresees or expects and/or its financial resources deteriorate in the future, this could also act as a limitation on this indemnification.

Hence, we cannot assure you that Excel will be able to satisfy those obligations. Excel will not be liable to pay the Company’s debts and obligations except as provided herein.

Recordation of transfers of our common stock on our stock transfer books will be restricted as of the date fixed by the board of directors for filing the articles of dissolution and, thereafter, it generally will not be possible for shareholders to change record ownership of our stock.

After dissolution, there will be no transfers of record of our common stock except by will, intestate succession or operation of law. We believe, however, that, after dissolution, any trades of shares of our common stock held in “street” name will be tracked and marked with a due bill by the Depository Trust Company.

Our board of directors may delay implementation of the Plan of Liquidation, even if dissolution is approved by our shareholders.

Even if the Company’s dissolution is approved by our shareholders, our board of directors has reserved the right, in its discretion, to delay implementation of the Plan of Liquidation, if it determines that doing so is in the best interests of the Company and its shareholders. The board of directors is, however, unaware of any circumstances under which it would do so, unless prohibited from doing so by law, regulation or court order.

If our shareholders do not approve the dissolution and the Plan of Liquidation, no assurances can be given as to how or when, if ever, amounts in the trust account will be distributed to our shareholders.

The Company’s charter provides that the trust account proceeds will be distributed to public shareholders and Excel (but only with respect to 625,000 shares of common stock included in its insider units), upon the liquidation and dissolution of the Company, and Marshall Islands law requires that the shareholders approve the liquidation and dissolution. If the Company’s shareholders do not approve the dissolution and the Plan of Liquidation, the Company will not have the requisite legal authority to distribute the trust account proceeds to shareholders. In such case, no assurance can be given as to how or when, if ever, such amounts will be distributed.

DISSOLUTION UNDER MARSHALL ISLANDS LAW

Under the terms of its amended and restated articles of incorporation, Oceanaut is required to dissolve because it will not be able to complete a business combination within the required time period. Under Marshall Islands law, shareholders need to approve the dissolution. That is why we are holding the special meeting.

Section 102 of the Business Corporation Act of the Associations Law of the Republic of the Marshall Islands, or BCA, provides that a corporation may dissolve upon a majority vote of the board of directors of the corporation followed by a favorable vote of the holders of two-thirds of the issued and outstanding stock entitled to vote thereon. The board of directors intends to approve the Plan of Liquidation immediately following shareholder approval of the dissolution. Following such approval, the dissolution is effected by filing articles of dissolution with the Registrar of Corporations of the Republic of the Marshall Islands. Once a corporation is dissolved, its existence is automatically continued for a term of three years, but solely for the purpose of winding up its business. The process of winding up includes:

•	prosecution and defense of any lawsuits;

•	settling and closing of any business;

•	disposition and conveyance of any property;

•	discharge of any liabilities; and

•	distribution of any remaining assets to the shareholders of the corporation.

PRINCIPAL PROVISIONS OF THE PLAN OF LIQUIDATION

General

In accordance with the trust agreement we entered into at the time of our IPO, we will distribute, on a pro rata basis, to all of our public shareholders and Excel (but only with respect to 625,000 shares of common stock included in its 1,125,000 insider units), all of the proceeds of the trust account. We anticipate that there will not be any other amounts immediately available for distribution to shareholders. Liquidation is expected to commence as soon as practicable after approval of the Company’s dissolution and Plan of Liquidation by shareholders at the special meeting. Once it has been approved, we do not anticipate that we will solicit any further votes of our shareholders with respect to the Plan of Liquidation. It is currently anticipated that Oceanaut will make a liquidating distribution of approximately $8.27 per share of common stock entitled to liquidation proceeds, although the exact timing and amount will not be determined until the time of such distribution.

We will also pay or provide for our known liabilities in accordance with negotiations between Oceanaut and its creditors. The Company’s assets currently outside of the trust account, even if the Company obtains a tax refund that it intends to apply for, may not exceed the Company’s liabilities, including potential liabilities to creditors who waived any claims against the trust account but who may assert claims as to any amounts outside of the trust account, and other contingent or unknown liabilities that may arise. The Company may use any assets outside of the trust account to pay costs incurred while the Company was pursuing business combinations. Accordingly, shareholders should not have any expectation of receiving any amounts other than the amounts currently in the trust account.

We will discontinue recording transfers of shares of our common stock on the date of Oceanaut’s dissolution. Thereafter, certificates representing shares of our common stock will not be assignable or transferable on our books, except by will, intestate succession or operation of law. After that date, we will not issue any new stock certificates, except in connection with the aforementioned types of transfers or as replacement certificates.

Our Conduct Following Approval of the Dissolution and Adoption of the Plan of Liquidation

Our directors and officers will not receive any compensation for the duties performed by them in connection with Oceanaut’s dissolution or Plan of Liquidation. Following approval of Oceanaut’s dissolution by our shareholders at the special meeting, our activities will be limited to adopting the Plan of Liquidation, winding up our affairs, taking such actions as we believe may be necessary, appropriate or desirable to preserve the value of our assets, and distributing our assets in accordance with the Plan of Liquidation.

We are obligated to indemnify our officers, directors and agents in accordance with our amended and restated articles of incorporation and bylaws for actions taken in connection with winding up our affairs; however, given our minimal assets we may not be able to provide meaningful indemnification to such persons. The board of directors and the trustees of any liquidating trust may obtain and maintain such insurance as they believe may be appropriate to cover our indemnification obligations under the Plan of Liquidation.

Contingency Reserve.  We generally are required, in connection with Oceanaut’s dissolution, to provide for payment of our liabilities. We intend to pay or provide for payment of all our known liabilities promptly after approval of the Plan of Liquidation and to set aside a contingency reserve that we believe will be adequate to satisfy all of our liabilities, consisting of the indemnification obligations of Excel and any cash that may be available to us at such time outside of the trust. If such contingency reserve is not adequate, either because the liability is not covered by any cash available outside of trust at such time, is not subject to indemnification by Excel, the indemnification obligations of Excel are inadequate or because it defaults on this obligation, a creditor could bring a claim against one or more of our shareholders for each such shareholder’s respective pro rata portion of the claim, up to the total amount distributed by us to that shareholder pursuant to the Plan of Liquidation.

Because the Company’s assets currently outside of the trust account, even if the Company obtains a tax refund that it intends to apply for, may not exceed the Company’s liabilities, including potential liabilities to creditors who waived any claims against the trust account but who may assert claims as to any amounts outside of the trust account, and other contingent or unknown liabilities that may arise. The Company may use any assets outside of the trust account to pay costs incurred while the Company was pursuing business combinations. Accordingly, shareholders should not have any expectation of receiving any incremental liquidating distributions, other than distribution of amounts currently held in the trust account.

Potential Liability of Shareholders.  Under the BCA, in the event we fail to create adequate reserves for liabilities, or should such reserve be insufficient to satisfy the aggregate amount ultimately found payable in respect of our expenses and liabilities, each shareholder could be held liable for amounts due to creditors to the extent of the amount that such shareholder received from us under the Plan of Liquidation and from any liquidating trust under the Plan of Liquidation. Each shareholder’s exposure to liability is limited to his/her or its pro rata portion of the amounts due to each creditor and is capped, in any event, at the amount of the distribution actually received by such shareholder under the Plan of Liquidation.

Stock Certificates.  Shareholders should not forward their stock certificates before receiving instructions to do so. After such instructions are sent, shareholders of record must surrender their stock certificates to receive distributions, pending which their pro rata portions of the trust account may be held in trust, without interest and subject to escheat laws. If a stock certificate has been lost, stolen or destroyed, the holder may be required to furnish us with satisfactory evidence of the loss, theft or destruction, together with a surety bond or other indemnity, as a condition to the receipt of any distribution.

Exchange Act Registration.  Our common stock, warrants and units trade currently on the NYSE Alternext (formerly the American Stock Exchange) and are listed under the trading symbols “OKN,” “OKN-WT” and “OKN-U,” although no assurance can be given that such trading will continue. After dissolution, because we will discontinue recording transfers of our common stock, and in view of the significant costs involved in compliance with reporting requirements and other laws and regulations applicable to public companies, the board of directors may apply to terminate Oceanaut’s registration and reporting requirements under the Securities Exchange Act of 1934, as amended.

Liquidating Trusts.  Although the board of directors does not believe it will be necessary, we may transfer any of our remaining assets to one or more liquidating trusts, the purpose of which would be to serve as a temporary repository for the trust property prior to its disposition or distribution to our shareholders. Any liquidating trust would be evidenced by a trust agreement between Oceanaut and the person(s) the board of directors chooses as trustee(s).

Sales of Assets.  The Plan of Liquidation gives the board of directors the authority to sell all of our remaining assets, although Oceanaut’s assets outside the trust account are immaterial. Any such sale proceeds may be reduced by transaction expenses, and may be less for a particular asset than if we were not in liquidation.

Absence of Appraisal Rights.  Shareholders are not entitled to appraisal rights in connection with Oceanaut’s dissolution and Plan of Liquidation.

Regulatory Approvals.  We do not believe that any material United States federal or state regulatory requirements must be met or approvals obtained in connection with Oceanaut’s dissolution or the Plan of Liquidation.

Treatment of Warrants.  There will be no distribution from the trust account with respect to Oceanaut’s warrants and all rights with respect to our warrants will effectively cease upon our liquidation.

Payment of Expenses.  In the discretion of our board of directors, we may pay brokerage, agency, professional and other fees and expenses to any person in connection the implementation of the Plan of Liquidation.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN OF LIQUIDATION

The following discussion is a general summary of the material U.S. federal income tax consequences of the Plan of Liquidation to Oceanaut, Inc. and to current holders of our common stock and warrants originally issued in our IPO, who are “United States persons,” as defined in the Code, and who hold such shares and warrants as “capital assets,” as defined in the Code. The discussion does not purport to be a complete analysis of all of the potential tax effects of the Plan of Liquidation. Tax considerations applicable to a particular shareholder or warrant holder will depend on that shareholder’s or warrant holder’s individual circumstances. The discussion addresses neither the tax consequences that may be relevant to particular categories of shareholders or warrant holders subject to special treatment under certain U.S. federal income tax laws (such as dealers in securities or currencies, banks, insurance companies, tax-exempt organizations, mutual funds, financial institutions, broker-dealers, regulated investment companies, real estate investment companies, real estate mortgage investment conduits and foreign individuals and entities) nor any tax consequences arising under the laws of any state, local or foreign jurisdiction. In addition, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our shares or warrants through such entities.

The discussion is based upon the Code, U.S. Treasury Department regulations, rulings of the IRS and judicial decisions now in effect, all of which are subject to change or to varying interpretation at any time. Any such changes or varying interpretations may also be applied retroactively. The following discussion has no binding effect on the IRS or the courts, and assumes that we will liquidate substantially in accordance with the Plan of Liquidation.

We can give no assurance that the tax treatment described herein will remain unchanged. No ruling has been requested from the IRS with respect to the anticipated tax treatment of the Plan of Liquidation, and we will not seek either such a ruling or an opinion of counsel with respect to the anticipated tax treatment. If any tax consequences or facts prove not to be as anticipated and described herein, the result could be increased taxation at the shareholder or warrant holder level.

Because of the complexity of the tax laws and because the tax consequences to Oceanaut or to any particular shareholder or warrant holder may be affected by matters not discussed herein, shareholders and warrant holders are urged to consult their own tax advisors as to the specific tax consequences to them in connection with the Plan of Liquidation and our dissolution, including tax reporting requirements, the applicability and effect of foreign, federal, state, local and other applicable tax laws and the effect of any proposed changes in the tax laws.

Consequences to Oceanaut

Oceanaut will not recognize gain or loss on the sale or other taxable disposition of any of its assets pursuant to its liquidation.

Consequences to U.S. Shareholders

Gain or Loss on Liquidation

Amounts received by U.S. shareholders pursuant to the liquidation generally will be treated as full payment in exchange for their shares of common stock. As a result of our liquidation, a U.S. shareholder generally will recognize gain or loss equal to the difference between (i) the amount of cash distributed to such shareholder, less any known liabilities assumed by the shareholder or to which the distributed property is subject, and (ii) such shareholder’s tax basis in the shares of common stock.

A U.S. shareholder’s gain or loss should be computed on a “per share” basis, so that gain or loss should be calculated separately for blocks of common stock acquired at different dates or for different prices. Each liquidation distribution should be allocated proportionately to each share of stock owned by a U.S. shareholder and should be applied first to recover a shareholder’s tax basis with respect to such share of stock. Gain should be recognized in connection with a liquidation distribution allocated to a share of stock only to the extent that the aggregate value of all liquidation distributions received by a U.S. shareholder with respect to that share exceeds such shareholder’s tax basis for that share. Any loss generally should be recognized only when a U.S. shareholder receives our final distribution to shareholders, and then only if the aggregate value of the liquidation distributions with respect to a share of common stock is less than the shareholder’s tax basis for that share. Any payments by a shareholder in satisfaction of any Oceanaut contingent liability not covered by our contingency reserve generally should produce a loss in the year paid. Gain or loss recognized by a shareholder in connection with our liquidation generally should be capital gain or loss, and should be long-term capital gain or loss if the share has been held for more than one year, and short-term capital gain or loss if the share has not been held for more than one year. Long-term capital gain of non-corporate taxpayers may be subject to more favorable tax rates than ordinary income or short-term capital gain. The deductibility of capital losses is subject to various limitations.

Back-Up Withholding

Unless a shareholder complies with certain reporting and/or Form W-9 certification procedures or is an exempt recipient under applicable provisions of the Code and Treasury Regulations, such shareholder may be subject to back-up withholding tax with respect to any payments received pursuant to the liquidation. The back-up withholding tax is currently imposed at a rate of 28%. If back-up withholding applies, the amount withheld is not an additional tax, but is credited against the shareholder’s U.S. federal income tax liability and may entitle the shareholder to a refund, provided certain required information is timely furnished to the IRS. Shareholders are urged to consult with their own tax advisors regarding the application of backup withholding and the availability of the procedure for obtaining an exemption from backup withholding in their particular circumstances.

Consequences to Warrant Holders

Since no distributions will be made to warrant holders pursuant to the Plan of Liquidation, a holder of our warrants should recognize a capital loss equal to such warrant holder’s tax basis in the warrant in the tax year in which such warrant becomes worthless (or expires).

VOTES REQUIRED AND BOARD RECOMMENDATION

Approval of the Company’s dissolution and Plan of Liquidation requires the affirmative vote of two-thirds of the issued and outstanding shares of common stock entitled to be cast on the record date. The holders of common stock will vote on the matter of the approval of the Company’s dissolution and Plan of Liquidation, with each holder entitled to one vote per share on the matter.

The Company’s board of directors believes that the Company’s dissolution and Plan of Liquidation is in the best interests of our shareholders. The board of directors has unanimously approved the dissolution and unanimously recommends that our shareholders vote “FOR” the dissolution and Plan of Liquidation. Excel and our officers and directors, who hold, as of the record date, an aggregate of 5,812,500 shares of our common stock, have indicated that they will vote “FOR” each of the proposals. See “Security Ownership of Certain Beneficial Owners and Management.”

Shares represented by proxy cards received in time for the special meeting that are properly signed, dated and returned without specifying choices will be voted “FOR” this proposal.

PROPOSAL 2 — THE ADJOURNMENT PROPOSAL

The adjournment proposal allows Oceanaut’s board of directors to submit a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based on the tabulated votes, there are insufficient votes at the time of the special meeting to approve the dissolution and Plan of Liquidation.

Consequences if Adjournment Proposal is Not Approved

If an adjournment proposal is presented at the meeting and is not approved by the shareholders, Oceanaut’s board of directors may not be able to adjourn the special meeting to a later date if, based on the tabulated votes, there are insufficient votes at the time of the special meeting to approve the dissolution and Plan of Liquidation. In such event, Oceanaut will not be able to dissolve and liquidate.

Required Vote

Adoption of the adjournment requires the affirmative vote of a majority of the issued and outstanding shares of common stock as of the record date that are present or represented at the meeting.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT OCEANAUT

General

Oceanaut was incorporated in Marshall Islands on May 3, 2006 as a blank check company for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. To date, Oceanaut’s efforts have been limited to organizational activities, completion of its IPO and the negotiation of its potential acquisitions.

Oceanaut’s Initial Public offering and its Trust Account.  A registration statement for Oceanaut’s initial public offering was declared effective on March 1, 2007. On March 6, 2007, Oceanaut consummated its initial public offering of 18,750,000 units. Each unit consists of one share of common stock and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from Oceanaut one share of its common stock at an exercise price of $6.00 per share. Oceanaut’s common stock and warrants started trading separately on April 4, 2007. Oceanaut’s net proceeds from the sale of its units in its IPO and the sale of its insider units and insider warrants in the private placement that occurred immediately prior to the closing of its IPO, or the private placement, were approximately $149.8 million. Of this amount, $149.1 million was deposited in trust (plus deferred underwriting fees of $4.5 million) to be used in connection with a business combination or to be returned to shareholders if a business combination was not completed within 18 months, or 24 months if a letter of intent, agreement in principle or definitive agreement was executed within the 18-month period. The remaining $700,000 was held outside of the trust for use to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. As of February 27, 2009, approximately $160.1 million was held in the trust account.

On October 12, 2007, Oceanaut entered into definitive agreements pursuant to which it had agreed to purchase, for an aggregate purchase price $700 million in cash, nine dry bulk vessels from companies associated with members of the Restis family and to issue 10,312,500 shares of its common stock, at a purchase price of $8.00 per share, in exchange for an aggregate investment by separate companies associated with members of the Restis family of $82,500,000 (the “October 2007 Transaction”). On August 25, 2008, the Company entered into definitive agreements pursuant to which it had agreed to purchase, for an aggregate purchase price of $352 million in cash, four dry bulk carriers (the “August 2008 Transaction”).

Oceanaut filed preliminary proxy statements for the October 2007 Transaction with the Securities and Exchange Commission until such transaction was terminated by mutual agreement of the parties. On September 9, 2008, Oceanaut filed a definitive proxy statement for the August 2008 Transaction, which transaction was also later terminated by mutual agreement of the parties. Definitive agreements with respect to such transactions were subsequently terminated by mutual agreement of all parties.

Because Oceanaut will be unable to consummate a business combination by the time stipulated in its charter, Oceanaut’s board of directors has proposed to dissolve the Company and its trust account, inclusive of any interest but excluding taxes, as required by its amended and restated articles of incorporation. Oceanaut’s pre-IPO shareholders (consisting of Excel and Oceanaut’s officers and certain directors) have waived their rights to participate in any liquidation distribution with respect to shares of common stock owned by them prior to the IPO, except as to 625,000 shares of common stock included in the 1,125,000 insider units owned by Excel. There will be no distribution from the trust account with respect to Oceanaut’s warrants.

Facilities

Oceanaut currently maintains its executive offices at 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece. Pursuant to a letter agreement, Excel, has agreed that it will make available to the Company office space and certain general and administrative services, as it may require from time to time.

Employees

Oceanaut has four directors and four executive officers, one of whom is also Chairman of the board of directors. These individuals are not obligated to contribute any specific number of hours per week and devote only as much time as they deem necessary to Oceanaut’s affairs. Oceanaut has no paid employees.

Periodic Reporting and Audited Financial Statements

We have registered our units, common stock and warrants under the Exchange Act and have reporting obligations, including the requirement that we file annual reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent accountants. We have filed a Form 10-K and Form 10-Q with the SEC covering the year ended December 31, 2007 and the quarter ended September 30, 2008, respectively.

Legal Proceedings

Oceanaut is not currently a party to any pending material legal proceedings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

There are 24,562,500 outstanding shares of Oceanaut common stock. The following table sets forth information regarding the beneficial ownership of shares of common stock as of February 27, 2009 by each person known by us to own beneficially 5% or more of our outstanding common stock, each of our directors and officers, and all of our directors and executive officers as a group. Unless otherwise indicated, we believe that all person named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Amount		Percentage of
	and Nature of		Outstanding
	Beneficial		Common
Name and Address of Beneficial Owner(1)(2)	Ownership(2)		Stock

Excel Maritime Carriers Ltd.(3)	4,640,625	(10)	18.9%
QVT Finance LP(4)	3,454,685	(11)	14.1%
QVT Finance GP LLC(4)	3,454,685	(11)	14.1%
Andrew M. Weiss, PhD(8)	2,204,515	(12)	9.0%
Fir Tree, Inc.(6)	1,960,000	(14)	8.0%
Fir Tree SPAC Holdings 2, LLC(6)	1,960,000	(14)	8.0%
QVT Associates GP LLC(4)	1,658,143	(11)	6.8%
Weiss Asset Management LLC(8)	1,626,213	(12)	6.6%
QVT Overseas Ltd.(4)	1,479,950	(11)	6.0%
Korenvaes Capital Partners LP(9)	1,413,529	(13)	5.8%
Millennium Management LLC(9)	1,299,220	(15)	5.3%
Israel A. Englander(7)	1,299,220	(15)	5.3%
Integrated Core Strategies (US) LLC(7)	1,264,220	(16)(15)	5.2%
Gabriel Panayotides(2)	351,562	(17)	1.4%
Eleftherios (Lefteris) A. Papatrifon(2)	234,375	(18)	1.0%
George Agadakis(2)	234,375	(19)	1.0%
Ismini Panayotides(2)	117,188	(20)	*
Jesper Jarlbaek(2)	0		*
Kevin G. Oates(2)	0		*
Yannis Tsamourgelis(2)	0		*
All directors and executive officers as a group (8 individuals)	937,500	(21)	3.8%

*	less than one (1%) percent.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Excel Maritime Carriers Ltd., 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece.

(2)	Pursuant to the rules established under the Securities Exchange Act of 1934, as amended, the foregoing parties may be deemed to be a “group,” as defined in Section 13(d) of such Act, by virtue of their affiliation with Excel.

(3)	Argon S.A. is the record owner of 5,032,520 Class A common shares of Excel pursuant to a trust, whose beneficiary is Starling Trading Co. Ms. Ismini Panayotides, the daughter of our Chairman and our current Vice President of Project Development, is the sole shareholder of Starling Trading Co. Ms. Panayotides has no power of voting or disposition of these shares and, with Mr. Panayotides, disclaims beneficial ownership of these shares. Kostas Katavatis has sole voting and dispositive control over the shares of Starling Trading Co. In addition, Ms. Mary Panayotides, the spouse of our Chairman, has sole voting and dispositive control over the shares of Boston Industries S.A., the record owner of approximately 39.5% of Excel’s outstanding shares of common stock (including both Class A and Class B). Mr. Panayotides disclaims beneficial ownership of these shares.

(4)	The business address of such shareholder is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036.

(5)	The business address of such shareholder is 623 Fifth Avenue, 19th Floor, New York, New York 10022.

(6)	The business address of such shareholder is 505 Fifth Avenue, 23rd Floor, New York, New York, 10017.

(7)	The business address of such shareholder is 666 Fifth Avenue, New York, New York 10103.

(8)	The business address of such shareholder is 29 Commonwealth Avenue, 10th Floor, Boston, Massachusetts, 02116.

(9)	The business address of such shareholder is 200 Crescent Court, Suite 1070, Dallas, Texas, 75201.

(10)	This amount excludes shares of common stock underlying warrants that are not currently exercisable and will not be exercisable prior to the consummation of the vessel acquisition. If such warrants were currently exercisable, the amount would be 8,890,625 and the percentage of outstanding common stock would be 36.2%.

(11)	Based on a Schedule 13D/A filed on May 22, 2008 with the SEC jointly by the following parties and indicating shared voting and dispositive power: QVT Financial LP (“QVT Financial”), QVT Financial GP LLC (“QVT Financial LLC”), QVT Overseas Ltd. (“QVT Overseas”), QVT Associates GP LLC (“QVT Associates”) and QVT Fund LP (“QVT Fund”). QVT Associates is the general partner of QVT Fund and several other funds (collectively, the “Funds”). QVT Financial LLC is the general partner of QVT Financial. QVT Financial acts as the investment manager for QVT Fund, the Funds and QVT Overseas. QVT Financial is also the investment manager for other entities, including a separate discretionary account managed for its client (the “Separate Account”). QVT Financial has the power to direct the vote and disposition of the shares of our common stock held by QVT Fund, each of the Funds, QVT Overseas and the Separate Account. QVT Overseas beneficially owns 1,479,950 shares of our common stock, the Funds together beneficially own an aggregate amount of 1,658,143 shares of our common stock and the Separate Account holds 316,592 shares of our common stock. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 3,454,685 shares of our common stock, consisting of the shares owned by QVT Overseas and each of the Funds and the shares held in the Separate Account. QVT Financial LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of our common stock reported by QVT Financial. QVT Associates, as General Partner of each of the Funds, may be deemed to be the beneficial owner of an aggregate amount of 1,658,143 shares of our common stock, consisting of the shares owned by the Funds. Daniel Gold, Lars Bader, Nicholas Brumm, Arthur Chu and Tracy Fu, are managing members of QVT Financial LLC and QVT Associates, and may be deemed to beneficially own the same number of shares of our common stock reported by QVT Financial, QVT Financial LLC and QVT Associates. Messrs. Gold, Woods and Pilgrim are directors of QVT Overseas and may be deemed to beneficially own the same number of shares of our common stock reported by QVT Overseas. In addition, QVT Overseas., QVT Associates, certain of the Funds own, and the Separate Account holds, an aggregate amount of 5,104,503 common stock purchase warrants. Each such warrant entitles the holder to purchase one share of our common stock at a price of $6.00 and become exercisable on the later of the our completion of a business combination or March 1, 2008.

(12)	Based on a Schedule 13G/A filed on February 27, 2009 with the SEC jointly by the following parties and indicating shared and voting dispositive power: Weiss Asset Management LLC (“Weiss Asset”), Weiss Capital LLC (“Weiss Capital”) and Andrew H. Weiss PhD. Shares reported for Weiss Asset include shares beneficially owned by a private investment partnership of which Weiss Asset is the sole general partner. Shares reported for Weiss Capital include shares beneficially owned by a private investment corporation of which Weiss Capital is the sole investment manager. Shares reported for Andrew Weiss include shares beneficially owned by a private investment partnership of which Weiss Asset is the sole general partner and which may be deemed to be controlled by Mr. Weiss, who is the Managing Member of Weiss Asset Management, and also includes shares held by a private investment corporation which may be deemed to be controlled by Mr. Weiss, who is the managing member of Weiss Capital, the Investment Manager of such private investment corporation.

(13)	Harlan B. Korenvaes is the managing member and control person of Korenvaes LLC. Korenvaes LLC is the general partner of Korenvaes Capital Management LP. Korenvaes Capital Management LP is the general partner and investment manager of Korenvaes Capital Partners LP, a security holder of the issuer.

(14)	Based on a Schedule 13G/A filed on December 31, 2008 with the SEC jointly by the following parties and indicating shared voting and dispositive power: Fir Tree SPAC Holdings 2, LLC (“Fir Tree Holdings”) and Fir Tree, Inc. (“Fir Tree”). Fir Tree and Fir Tree Holdings share voting and disposition power over 1,960,000 shares of our common stock. Fir Tree, as the investment manager of Fir Tree Holdings, has been granted investment discretion over the shares of common stock held by Fir Tree Holdings. Accordingly, Fir Tree may be deemed to be the beneficial owner of an aggregate amount of 1,960,000 shares of our common stock as of the date hereof, consisting of the shares owned by Fir Tree Holdings.

(15)	Based on a Schedule 13G/A filed on October 24, 2008 with the SEC jointly by the following parties and indicating shared voting and dispositive power: Integrated Core Strategies (US) LLC (“Integrated Core Strategies”), Cognizant Holdings, Ltd. (“Cognizant Holdings”), Millennium International Management LP (“Millennium International Management”), Millennium International Management GP LLC (“Millennium International Management GP”), Millennium Management LLC (“Millennium Management”) and Israel A. Englander. Millennium Management is the general partner of Integrated Holdings Group LP, (“Integrated Holdings Group”) which is the managing member and 100% owner of Integrated Core Strategies and may consequently be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Management is also the general partner of Integrated Holdings Group, which is the 100% owner of Cognizant Holdings and consequently may be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings. Millennium International Management is the investment manager to Cognizant Holdings, and consequently may be deemed to have voting control and investment discretion over securities owned by Cognizant Holdings. Millennium International Management GP is the general partner of Millennium International Management, and consequently may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Millennium International Management. Israel A. Englander is the managing member of Millennium Management and Millennium International Management GP. As a result, Mr. Englander may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Millennium Management and Millennium International Management.

(16)	This amount excludes shares of common stock underlying warrants that will not be exercisable as a result of the liquidation. If such warrants were currently exercisable, the amount would be 1,988,862 and the percentage of outstanding common stock would be 8.1%.

(17)	This amount excludes shares of common stock underlying warrants that will not be exercisable as a result of the liquidation. If such warrants were currently exercisable, the amount would be 576,562 and the percentage of outstanding common stock would be 2.3%.

(18)	This amount excludes shares of common stock underlying warrants that will not be exercisable as a result of the liquidation. If such warrants were currently exercisable, the amount would be 384,375 and the percentage of outstanding common stock would be 1.6%.

(19)	This amount excludes shares of common stock underlying warrants that will not be exercisable as a result of the liquidation. If such warrants were currently exercisable, the amount would be 384,375 and the percentage of outstanding common stock would be 1.6%.

(20)	This amount excludes shares of common stock underlying warrants that will not be exercisable as a result of the liquidation. If such warrants were currently exercisable, the amount would be 192,188 and the percentage of outstanding common stock would be less than one (1%) percent.

(21)	This amount excludes shares of common stock underlying warrants that will not be exercisable as a result of the liquidation. If such warrants were currently exercisable, the amount would be 1,537,500 and the percentage of outstanding common stock would be 6.3%.

None of the above shareholders has any voting rights that are different from the voting rights of any other shareholders.

SHAREHOLDER PROPOSALS

Whether or not the dissolution is approved, Oceanaut does not expect to have an annual meeting of shareholders after the special meeting and, therefore, we are not providing instructions as to how shareholders can make proposals for future meetings.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the Securities and Exchange Commission, Oceanaut and the services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Oceanaut’s annual report to shareholders and proxy statement. Upon written or oral request, Oceanaut will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address who wishes to receive separate copies of such documents in the future. Shareholders receiving multiple copies of such documents may likewise request that Oceanaut deliver single copies of such documents in the future. Shareholders may notify Oceanaut of their requests by calling or writing us at its principal executive offices at 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece, +30-210-620-9520.

WHERE YOU CAN FIND MORE INFORMATION

Oceanaut files reports, proxy statements and other information with the Securities and Exchange Commission as required by the Securities Exchange Act of 1934, as amended.

You may read and copy reports, proxy statements and other information filed by Oceanaut with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549-1004. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1004.

Oceanaut files its reports, proxy statements and other information electronically with the SEC. You may access information on Oceanaut at the SEC web site containing reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Information and statements contained in this proxy statement or any annex are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to or incorporated by reference into this document.

This proxy statement incorporates important business and financial information about Oceanaut that is not included in or delivered with the document. This information is available without charge to security holders upon written or oral request. If you would like such information or additional copies of this proxy statement, or if you have questions about the Plan of Liquidation, you should contact:

Eleftherios (Lefteris) Papatrifon
Oceanaut, Inc.
17th Km National Road Athens-Lamia & Finikos Street
145 64 Nea Kifisia
Athens, Greece
+30-210-620-9520

To obtain timely delivery of requested materials, security holders must request the information no later than five business days before the date they submit their proxies or attend the special meeting. The latest date to request the information to be received timely is March 9, 2009.

ANNEX A

PLAN OF LIQUIDATION
OF
OCEANAUT, INC.
(A Dissolved Marshall Islands Corporation)

This Plan of Liquidation (or “Plan”) of Oceanaut, Inc., (the “Company”) is dated this [  ] day of [          ], 2009.

WHEREAS, the dissolution of the Company was duly authorized by its board of directors and shareholders, and the Company plans to dissolve on or before [           ], 2009 by the filing of Articles of Dissolution with the Registrar of Corporation of the Republic of the Marshall Islands;

WHEREAS, the Company elects to adopt a plan of distribution pursuant to the Company’s Amended and Restated Articles of Incorporation;

WHEREAS, the Company has paid or otherwise satisfied or made provision for all claims and obligations of the Company known to the Company, including conditional, contingent, or unmatured contractual claims known to the Company, other than the following:

1. Fees and expenses in connection with legal, accounting and other services rendered prior to the date hereof, and liabilities and obligations incurred or to be incurred after such date to vendors or other persons for services rendered or goods sold, including fees and expenses in connection with legal, accounting and other professional services to be rendered in connection with the dissolution and liquidation of the Company and the winding-up of its business and affairs (“Vendor Obligations”);

2. Liabilities for international, federal and/or state income or other taxes (“Tax Liabilities”); and

3. The Company’s obligations to holders of its common stock, par value $0.0001 per share (the “Common Stock”), included in the units issued by the Company in connection with in its initial public offering (“IPO Shares”) (and Excel Maritime Carriers, Ltd., a Liberian corporation (“Excel”), with respect to 625,000 shares of Common Stock included in the 1,125,000 insider units purchased in the Private Placement, as defined in the Amended and Restated Articles of Incorporation) to distribute the proceeds of the trust account established in connection with the Company’s initial public offering (“IPO”) relating to the dissolution and liquidation of the Company as provided in the Company’s Amended and Restated Articles of Incorporation and its prospectus relating to its IPO;

WHEREAS, there are no pending actions, suits, or proceedings to which the Company is a party;

WHEREAS, there are no facts known to the Company indicating that claims that have not been made known to the Company or that have not arisen are likely to become known to the Company or to arise within three years after the date of dissolution; and

WHEREAS, Excel has reaffirmed its obligations to the Company in connection with the IPO to indemnify the Company against any claims by vendors that have not executed valid and enforceable waivers;

NOW THEREFORE, the Company adopts the following Plan:

1. Payment of liabilities and obligations.  The Company shall, as soon as practicable following the adoption of this Plan by the board of directors and after the filing of Articles of Dissolution of the Company in accordance with the laws of the Republic of the Marshall Islands, (a) pay or provide for the payment in full or in such other amount as shall be agreed upon by the Company and the relevant creditor the Vendor Obligations and (b) the Tax Liabilities.

2. Contingency reserve; pro rata distribution.  There being no facts now known to the Company, suggesting that any unknown claims or obligations of the Company or claims that have not arisen against the Company exist or might arise, the Company shall retain the indemnification obligations to the Company referred to in the sixth recital hereof as provision for any and all such claims and obligations.

3. Authority of officers and directors.  The board of directors and the officers of the Company shall continue in their positions for the purpose of winding up the affairs of the Company as contemplated by the laws of the Republic of the Marshall Islands.  The board of directors may appoint officers, hire employees and retain independent contractors in connection with the winding up process, and is authorized to pay such persons compensation for their services, provided that no current officer or director of the Company shall receive any compensation for his services as aforesaid, and that any such compensation to such other persons shall be fair and reasonable and consistent with disclosures made to the Company’s shareholders in connection with the adoption of this Plan.  Adoption of this Plan by holders of two-thirds of the voting power represented collectively by the issued and outstanding shares of the Company’s Common Stock shall constitute the approval of the Company’s shareholders of the board of director’s authorization of the payment of any such compensation.

The adoption of the Plan by the holders of two-thirds of the Company’s issued and outstanding Common Stock shall constitute full and complete authority for the board of directors and the officers of the Company, without further shareholder action, to do and perform any and all acts and to make, execute and deliver any and all agreements, conveyances, assignments, transfers, certificates and other documents of any kind and character that the board of directors or such officers deem necessary, appropriate or advisable (i) to dissolve the Company in accordance with the laws of the Republic of the Marshall Islands and cause its withdrawal from all jurisdictions in which it is authorized to do business; (ii) to sell, dispose, convey, transfer and deliver the assets of the Company; (iii) to satisfy or provide for the satisfaction of the Company’s obligations; and (iv) to distribute all of the remaining funds of the Company to the holders of the IPO Shares and to Excel (but only with respect to 625,000 shares of Common Stock included in its 1,125,000 insider units), in complete cancellation or redemption of its stock.

4. Conversion of assets into cash or other distributable form.  Subject to approval by the board of directors, the officers, employees and agents of the Company shall, as promptly as feasible, proceed to collect all sums due or owing to the Company, to sell and convert into cash any and all corporate assets and, out of the assets of the Company, to pay, satisfy and discharge or make adequate provision for the payment, satisfaction and discharge of all debts and liabilities of the Company pursuant to Sections 1 and 2 above, including all expenses of the sale of assets and of the dissolution and liquidation provided for by this Plan.

5. Recovery of assets.  In the event that the Company shall recover any assets or funds belonging to the Company, such funds shall first be used to satisfy any claims against or obligations of the Company, and to the extent any assets or funds remain thereafter, shall be distributed to the shareholders of the Company in accordance with and subject to the terms of the Company’s Amended and Restated Articles of Incorporation and the laws of the Republic of the Marshall Islands, and further subject to such terms and conditions as the board of directors of the Company may deem appropriate; provided, however, that nothing herein shall be deemed to preclude the Company from petitioning any court of competent jurisdiction for instructions as to the proper distribution and allocation of any such assets or funds that may be recovered by or on behalf of the Company.

6. Professional fees and expenses.  It is specifically contemplated that the board of directors may authorize the payment of a retainer fee to a law firm or law firms selected by the board of directors for legal fees and expenses of the Company, including, among other things, to cover any costs payable pursuant to the indemnification of the Company’s officers or members of the board of directors provided by the Company pursuant to its Amended and Restated Articles of Incorporation and Bylaws or the Business Corporations Act of the Associations Law of the Republic of the Marshall Islands (the “BCA”) or otherwise, and may authorize the payment of fees to an accounting firm or firms selected by the board of directors for services rendered to the Company.

In addition, in connection with and for the purpose of implementing and assuring completion of this Plan, the Company may, in the sole and absolute discretion of its board of directors, pay any brokerage, agency and other fees and expenses of persons rendering services to the Company in connection with the collection, sale, exchange or other disposition of the Company’s property and assets and the implementation of this Plan.

7. Indemnification.  The Company shall continue to indemnify its officers, directors, employees and agents in accordance with its Amended and Restated Articles of Incorporation and Bylaws and any contractual arrangements, for actions taken in connection with this Plan and the winding up of the affairs of the Company.  The board of directors, in its sole and absolute discretion, is authorized to obtain and maintain insurance as may be necessary, appropriate or advisable to cover the Company’s obligations hereunder, including, without limitation, directors’ and officers’ liability coverage.

8. Liquidating trust.  The board of directors may, but is not required to, establish and distribute assets of the Company to a liquidating trust, which may be established by agreement in form and substance determined by the board of directors with one or more trustees selected by the board of directors.  In the alternative, the board of directors may petition a court of competent jurisdiction for the appointment of one more trustees to conduct the liquidation of the Company, subject to the supervision of such court.  Whether appointed by an agreement or by such court, the trustees shall in general be authorized to take charge of the Company’s property, and to collect the debts and property due and belonging to the Company, with power to prosecute and defend, in the name of the Company or otherwise, all such suits as may be necessary or proper for the foregoing purposes, and to appoint agents under them and to do all other acts which might be done by the Company that may be necessary, appropriate or advisable for the final settlement of the unfinished business of the Company.

9. Liquidating distributions.  Liquidating distributions shall be made from time to time, after the adoption of this Plan, on a pro rata basis, to the holders of record of IPO Shares at the close of business on the record date to be established by the board of directors after the filing of the Articles of Dissolution, and Excel (with respect to 625,000 shares of Common Stock included in 1,125,000 units purchased in the Private Placement); provided, that, in the opinion of the board of directors, adequate provision has been made for the payment, satisfaction and discharge of all known, unascertained or contingent debts, obligations and liabilities of the Company (including costs and expenses incurred and anticipated to be incurred in connection with the complete liquidation of the Company).  Distributions made pursuant to this Plan shall be treated as made in complete liquidation of the Company within the meaning of the BCA.

10. Amendment or modification of the Plan.  If, for any reason, the board of directors determines that such action would be in the best interests of the Company, it may amend or modify this Plan and all action contemplated thereunder, notwithstanding shareholder approval of this Plan.

11. Cancellation of stock and stock certificates.  Following the dissolution of the Company, the Company shall no longer permit or effect transfers of any of its stock, except by will, intestate succession or operation of law.

12. Filing of tax forms.  The appropriate officers of the Company are authorized and directed to execute and file such forms and reports with foreign, federal or state taxation authorities as may be necessary or appropriate in connection with this Plan and the carrying out thereof.

* * *

OCEANAUT, INC.

THIS PROXY IS BEING SOLICITED BY
THE BOARD OF DIRECTORS OF OCEANAUT, INC.

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement, dated March 13, 2009, in connection with the Special Meeting of Shareholders (“Special Meeting”) to be held at 10:00 a.m., Eastern Time, on April 6, 2009 at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., located at the Chrysler Center, 666 Third Avenue, 25th Floor, New York, New York, and hereby appoints Gabriel Panayotides and Eleftherios Papatrifon, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all shares of the Common Stock of Oceanaut, Inc. (“Oceanaut”) registered in the name provided herein, which the undersigned is entitled to vote at the Special Meeting, and at any adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in this Proxy Statement.

THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED. THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE DISSOLUTION PROPOSAL AND, IF PRESENTED, IN FAVOR OF THE ADJOURNMENT PROPOSAL.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1 AND, IF PRESENTED, PROPOPSAL 2.

1. Proposal to approve the dissolution of Oceanaut and the plan of liquidation (the “dissolution proposal” or “Proposal 1”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

2. IF PRESENTED, proposal to adjourn the Special Meeting in the event that Oceanaut has not received the requisite shareholder vote to approve Proposal 1 (the “adjournment proposal” or “Proposal 2”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

OCEANAUT, INC.
Special Meeting of Shareholders
April 6, 2009

Please date, sign and mail your proxy card as soon as possible.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments thereof. If you wish to vote in accordance with the recommendations of the Board of Directors, just sign below. You need not mark any boxes.

NOTE: Please sign exactly as your
name(s) appears hereon. Joint owners
should each sign. When signing as
attorney, executor, administrator,
trustee or guardian, please give full
title as such.

Signature                     Date

Signature                     Date

4543684v.7